Exhibit 99(k)(5)

NORTHSTAR CORPORATE INCOME FUND-T

SEED CAPITAL INVESTMENT AGREEMENT

THIS SEED CAPITAL INVESTMENT AGREEMENT (this “Agreement”) is made this 27th day of January, 2016, by and among NorthStar Corporate Income Fund - T, a statutory trust organized under the laws of the State of Delaware (the “Fund”), NorthStar Asset Management Group Inc. (“NSAM”), a corporation organized under the laws of the State of Delaware, and OZ Corporate Investors, LLC (“OZCI”), a limited liability company organized under the laws of the State of Delaware.

WHEREAS, NSAM B-CEF Ltd (the “Adviser”), an affiliate of NSAM, and OZ Institutional Credit Management LP (the “Sub-Adviser), an affiliate of OZCI, are investment advisers that are registered under the Investment Advisers Act of 1940, as amended, and engage in the business of providing investment management services; and

WHEREAS, the Adviser expects to be retained to act as the investment adviser to the Fund, pursuant to an investment advisory agreement; and

WHEREAS, the Sub-Adviser expects to be retained to act as the sub-adviser to the Fund, pursuant to an investment sub-advisory agreement; and

WHEREAS, NSAM and OZCI each desires to invest seed capital into the Fund and the Fund desires to issue shares of beneficial interest (“Shares”) in consideration therefor subject to the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.	Offer and Purchase.

The Fund offers to each of NSAM and OZCI, and NSAM and OZCI each agrees to purchase 5,500.55 Shares of the Fund, for a purchase price of $9.09 per Share. The Fund agrees to issue the Shares upon receipt from NSAM of $50,000, and from OZCI of $50,000, pursuant to the wire instructions set forth in Exhibit A hereto.

2.	Representation by Company.

Each of NSAM and OZCI represents and warrants to the Fund that the Shares are being acquired for investment for its own account and not on behalf of any other person or persons and not with a view to, or for sale in connection with, any public distributions thereof. Each of NSAM and OZCI is purchasing the Shares in order to provide seed capital for the Fund prior to the commencement of the public offering of its shares.

Each of NSAM and OZCI have either consulted its own investment adviser, attorney or accountant about the investment and proposed purchase of Shares and its suitability to it or chosen not to do so, despite the recommendation of that course of action by the Fund.

Each of NSAM and OZCI has received a copy of the forms of the Declaration of Trust and Bylaws of the Fund, as well as a copy of the Registration Statement on file with the Securities and Exchange Commission, and each understands the risks of, and other considerations relating to, a purchase of Shares.

Each of NSAM and OZCI (i) is knowledgeable and experienced with respect to the financial, tax and business aspects of the ownership of Shares and of the business contemplated by the Fund and is capable of evaluating the risks and merits of purchasing Shares and, in making a decision to proceed with this investment, have not relied upon any representations, warranties or agreements, other than those set forth in this Agreement and (ii) can bear the economic risk of an investment in the Fund for an indefinite period of time, and can afford to suffer the complete loss thereof.

Each of NSAM and OZCI has been given access to, and prior to the execution of this Agreement was provided with an opportunity to ask questions of, and receive answers from, the Fund or any of its principals concerning the terms and conditions of the offering of Shares, and to obtain any other information which either NSAM or OZCI and its respective investment representative(s) and professional advisor(s) requested with respect to the Fund and the investment in the Fund by NSAM and OZCI in order to evaluate NSAM’s and OZCI’s investment and verify the accuracy of all information furnished to NSAM and OZCI regarding the Fund. All such questions, if asked, were answered satisfactorily and all information or documents provided were found to be satisfactory.

Each of NSAM and OZCI has evaluated the risks involved in investing in the Shares and has determined that the Shares are a suitable investment. Specifically, the aggregate amount of the investments NSAM or OZCI, as applicable, has in, and NSAM’s or OZCI’s, as applicable, commitments to, all similar investments that are illiquid is reasonable in relation to such entity’s net worth, both before and after the purchase of the Shares pursuant to this Agreement.

No consent, approval or authorization of, or filing, registration or qualification with, any court or governmental authority on NSAM’s or OZCI’s part is required for the execution and delivery of this Agreement by NSAM or OZCI, as applicable, or the performance of NSAM’s and OZCI’s obligations and duties hereunder.

3.	No Right of Assignment.

Each of NSAM’s and OZCI’s right under this Agreement to purchase the Shares is not assignable.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

NorthStar Corporate Income Fund-T

By:	/s/ Daniel R. Gilbert
Name:	Daniel R. Gilbert
Title:	Chairman of the Board of Trustees and Chief Executive Officer

NorthStar Asset Management Group Inc.

By:	/s/ Ronald J. Lieberman
Name:	Ronald J. Lieberman
Title:	Executive Vice President, General Counsel and Secretary

OZ Corporate Investors, LLC

By: OZ Advisors II LP, its Sole Member
By: Och-Ziff Holding LLC, its General Partner

By:	/s/ Joel Frank
Name:	Joel Frank
Title:	Chief Financial Officer